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June 13, 2008	Writer’s Direct Contact
650.813.5821
FJose@mofo.com
Via EDGAR, Telefacsimile and Overnight Delivery
Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NovaRay Medical, Inc.
Registration Statement on Form S-1
Filed March 27, 2008 and amended March 31, 2008 and May 5, 2008
File No. 333-149917 (the “Registration Statement”)
Dear Mr. Mancuso:
     On behalf of our client, NovaRay Medical, Inc., a Delaware corporation (the “Company”), we are respectfully responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 30, 2008 (the “Letter”). The following discussion and answers to the inquiries of the Staff as set forth in the Letter have been presented in numbered paragraphs to conform to the numbered paragraphs in the Letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.
Selling Stockholders, page 13
1.	Given your responses to our prior comments, we are unable to agree that this transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Therefore, if you are not eligible to register a primary offering on Form S-3, please:
(a)	file a registration statement for the offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

(b)	identify the selling shareholders as underwriters in the registration statement;

(c)	include the fixed price at which the underwriters will sell the securities throughout the duration of the offering.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
June 13, 2008
Page Two
Response:

As clearly stated in our response letter dated May 5, 2008, please note that we respectfully disagree with your opinion and would like to arrange a conference call with you in order to reach a mutually agreeable solution. As you know, the decision to sell the registered shares rests solely with the selling stockholders, not the Company, or any person or entity acting on behalf of the Company. In addition, the majority of the selling stockholders are not affiliates of the Company, in that: (1) they have no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights; and (2) they do not have any greater access than other stockholders to information about the Company, its operations or financial results. Please also note that the sale of stock by any one investor would not cause substantial dilution to existing stockholders, which has been a primary goal of the Staff in its interpretation of Rule 415 and has been a persuasive mitigating factor in allowing companies to register more than the prescribed 33% of the number of shares of common stock outstanding that are held by parties other than affiliates of such company and selling stockholders. Given the broad number of investors and that the investors have no relationship to one another except with respect to selling stockholders selling approximately 5% of the total number of shares being registered, the Company should be permitted to register approximately 873% of the number of shares of common stock outstanding that are held by parties other than affiliates of the Company and selling stockholders, as currently contemplated in the Registration Statement.

In addition, the transaction pursuant to which selling stockholders received shares of the Company's Series A Convertible Preferred Stock, which are convertible into shares of the Company's common stock, was consummated in furtherance of a reverse merger. Typically, investors that purchase a public company's securities simultaneously after a reverse merger may have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger. The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

Moreover, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have been cleared. Here, the investors made a cash investment (or converted debt), and the Company has received proceeds from the sale of the securities to investors. The rights under a registration rights agreement cannot be equated with the actual registration of the securities. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

Therefore, in light of the foregoing, we respectfully do not believe there is any basis under which the selling stockholders can be considered alter egos of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form SB-2 for the purpose of conducting or completing an offering to be made on a continuous or delayed basis pursuant to Rule 415. For the reasons set forth above and in our May 5, 2008 response letter, we do not believe there is a basis in current law to deny the registration of the shares, nor do we believe that the transaction being registered in the prospectus constitutes an indirect primary offering, but rather a secondary offering to be made on a resale basis by bona fide selling stockholders, who bear the full economic burden of their investment.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
June 13, 2008
Page Three
The Company believes that it has responded to all of your comments. If you have any questions or if there is anything that we can do to facilitate your review, please let us know. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.
2.	Please disclose in footnotes 2 and 9 that Lynda Wijcik is the chairman of your board of directors. Please also disclose in footnote 3 that George J.M. Hersbach serves on your board of directors.
Response:

The prospectus has been revised to address the Staff’s comment immediately above.
3.	Please expand your response to prior comment 13 to tell us the nature of the business of the entities that invested in your preferred stock.
Response:

According to a Schedule 13D filed with the Commission on January 8, 2008 with respect to BioBridge LLC (“BioBridge”), an investor in the Company’s Series A Convertible Preferred Stock (“Series A Preferred”), BioBridge is an investment vehicle for Lynda L. Wijcik and Alexander E. Barkas. According to such Schedule 13D, the shares of Series A Preferred were acquired by BioBridge for investment purposes.

According to a Schedule 13D filed with the Commission on January 28, 2008 with respect to W Capital Partners II, L.P. (“W Capital”), an investor in Series A Preferred, W Capital’s principal business is making investments. According to such Schedule 13D, the shares of Series A Preferred were acquired by W Capital for investment purposes.

According to a Schedule 13D filed with the Commission on January 11, 2008 with respect to Wheatley MedTech Partners, L.P. (“Wheatley”), an investor in Series A Preferred, Wheatley’s principal business is making investments. According to such Schedule 13D, the shares of Series A Preferred were acquired by Wheatley for investment purposes.

According to a Schedule 13D filed with the Commission on September 21, 2007 with respect to Vision Opportunity Master Fund, Ltd. (“Vision Opportunity”), as amended on January 2, 2008, Vision Opportunity, an investor in Series A Preferred, is principally engaged in making investments. Pursuant to the Purchase Agreement (as defined below), pursuant to which Vision Opportunity purchased shares of Series A Preferred, Vision Opportunity represented that it was acquiring such shares of Series A Preferred for the purpose of investment.

To the Company’s knowledge, Heartstream Capital B.V. (“Heartstream”), an investor in Series A Preferred, is principally engaged in making investments. Pursuant to the Purchase

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
June 13, 2008
Page Four
Agreement (as defined below), pursuant to which Heartstream purchased shares of Series A Preferred, Heartstream represented that it was acquiring such shares of Series A Preferred for the purpose of investment.

To the Company’s knowledge, Lloyd Investments, L.P. (“Lloyd Investments”), an investor in Series A Preferred, is principally engaged in making investments. Pursuant to the Purchase Agreement (as defined below), pursuant to which Lloyd Investments purchased shares of Series A Preferred, Lloyd Investments represented that it was acquiring such shares of Series A Preferred for the purpose of investment.
4.	Please disclose in this section the terms of the transactions in which each selling shareholder acquired the offered securities, including the consideration paid for the offered securities and the securities that may be converted into the offered securities.
Response:
I.	Selling Stockholders Each Selling 102 Shares of the Company’s Common Stock
The prospectus lists fifty (50) selling stockholders that are each proposing to offer for sale pursuant to the Registration Statement 102 shares of the Company’s common stock (each a “102 Share Selling Stockholder”). On December 20, 2007, each 102 Share Selling Stockholder purchased thirty-four (34) shares of NovaRay, Inc. common stock (a “NovaRay, Inc. Common Share”) at a price of $8.00 per share, pursuant to a subscription agreement by and between NovaRay, Inc. and each 102 Share Selling Stockholder. Pursuant to the merger (the “Merger”) on December 26, 2007 of Vision Acquisition Subsidiary, Inc., a then wholly owned subsidiary of the Company (f.k.a. Vision Acquisition I, Inc.), with and into NovaRay, Inc., each NovaRay, Inc. Common Share was converted into three (3) shares of the Company’s common stock. As a result, each 102 Share Selling Stockholder’s 34 NovaRay, Inc. Common Shares were converted into 102 shares of the Company’s common stock upon the consummation of the Merger.
II.	Other Selling Stockholders
A.	BioBridge, Lloyd Investments, Wheatley and Lynda Wijcik.
BioBridge, Lloyd Investments, Wheatley and Lynda Wijcik, are listed as selling stockholders in the prospectus and are each proposing to offer for sale pursuant to the Registration Statement shares of the Company’s common stock issuable upon conversion of Series A Preferred purchased by each such selling stockholder pursuant to a Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated December 27, 2007, by and among the Company and certain investors identified therein (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company sold each share of Series A Preferred at a price of

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
June 13, 2008
Page Five
$2.67 per share, with each share of Series A Preferred initially convertible into one share of the Company’s common stock.

BioBridge, Lloyd Investments, Wheatley and Lynda Wijcik were issued warrants to purchase 33,044, 8,156, 47,544 and 40,646 shares of the Company’s common stock, respectively, at an exercise price of $4.25 per share (“Series A Warrants”). No shares of the Company’s common stock issuable upon exercise of any Series A Warrant are being registered for sale pursuant to the Registration Statement. A holder of a Series A Warrant may not exercise a Series A Warrant if the number of shares of the Company’s common stock to be issued upon such exercise, when aggregated with all other shares of the Company’s common stock then owned by such holder and its affiliates, would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended, and the rules thereunder) in excess of 4.99% of the then issued and outstanding shares of the Company’s common stock (the “Series A Warrant Exercise Restriction”), unless such holder gives notice to the Company of not less than sixty-one (61) days that such holder terminates the Series A Warrant Exercise Restriction.
B.	Heartstream.
Heartstream is listed as a selling stockholder in the prospectus and is proposing to offer for sale pursuant to the Registration Statement 370,454 shares of the Company’s common stock issuable upon conversion of the 370,454 shares of Series A Preferred Heartstream currently holds. Heartstream purchased 271,896 shares of Series A Preferred pursuant to the Purchase Agreement at a price of $2.67 per share, with each share of Series A Preferred initially convertible into one share of the Company’s common stock. On January 29, 2008, Heartstream purchased 98,558 shares of Series A Preferred from Arie Jacob Manintveld, an individual who had purchased such shares from the Company pursuant to the Purchase Agreement, at a price of $2.67 per share.

Heartstream was issued Series A Warrants to purchase 90,632 shares of the Company’s common stock, at an exercise price of $4.25 per share, pursuant to the Purchase Agreement, and acquired Series A Warrants to purchase 32,852 shares of the Company’s common stock from Mr. Manintveld on January 29, 2008. All of the Series A Warrants held by Heartstream are subject to the Series A Warrant Exercise Restriction. No shares of the Company’s common stock issuable upon exercise of any Series A Warrant are being registered for sale pursuant to the Registration Statement.
C.	W Capital.
According to a Schedule 13D filed with the Commission on January 28, 2008 (the “W Capital 13D”), on January 16, 2008, W Capital acquired an aggregate of 1,101,000 shares of the Company’s common stock, 442,944 shares of Series A Preferred and a Series A Warrant to purchase 147,674 shares of the Company’s common stock, from AIG Horizon Partners

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
June 13, 2008
Page Six
Fund, L.P., AIG Horizon Side-by-Side Fund, L.P., AIG Private Equity Portfolio, L.P., AIU Insurance Company, and Commerce and Industry Insurance Company (collectively, the “AIG Parties”). According to the W Capital 13D, W Capital purchased such securities from the AIG Parties for an aggregate purchase price of $999,980. W Capital is proposing to offer for sale 442,944 shares of the Company’s common stock issuable upon conversion of the 442,944 shares of Series A Preferred acquired by W Capital from the AIG Parties. No shares of the Company’s common stock issuable upon exercise of any Series A Warrant are being registered for sale pursuant to the Registration Statement.
D.	Vision Opportunity.
Vision Opportunity is listed as a selling stockholder in the prospectus and is proposing to offer for sale pursuant to the Registration Statement an aggregate of 3,932,585 shares of the Company’s common stock, consisting of 187,266 shares of the Company’s common stock and 3,745,319 shares of the Company’s common stock issuable upon conversion of the 3,745,319 shares of Series A Preferred held by Vision Opportunity.

Prior to the Merger, Vision Opportunity held all 5,000,000 shares of the Company’s common stock, which Vision Opportunity had purchased on October 6, 2006 for an aggregate of $24,500. Prior to the consummation of the Merger, the Company effected a 1-for-26.7 shares reverse stock split whereby every 26.7 issued and outstanding shares of the Company’s common stock were automatically combined into and became one fully paid and nonassessable share of the Company’s common stock. As a result, Vision Opportunity’s 5,000,000 shares of the Company’s common stock were combined into 187,266 shares of the Company’s common stock, all of which are being registered for sale pursuant to the Registration Statement.

The 3,745,319 shares of Series A Preferred, which are initially convertible into 3,745,319 shares of the Company’s common stock, all of which are being registered for sale pursuant to the Registration Statement, was purchased by Vision Opportunity pursuant to the Purchase Agreement at a price of $2.67 per share.

Pursuant to the Purchase Agreement, Vision Opportunity was also issued (i) a Series A Warrant to purchase up to 1,248,439 shares of the Company’s common stock at an exercise price of $4.25 per share, (ii) a warrant to purchase up to 2,309,468 shares of Series A Preferred at an exercise price of $4.33 per share (the “Series J Warrant”), and (iii) a warrant to purchase up to 769,822 shares of the Company’s common stock at an exercise price of $6.91 per share (the “Series J-A Warrant”). No shares of the Company’s securities issuable upon exercise of any of the warrants listed above are being registered for sale pursuant to the Registration Statement.

A holder of the Series J-A Warrant may not exercise the Series J-A Warrant if the number of shares of the Company’s common stock to be issued upon such exercise, when aggregated

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
June 13, 2008
Page Seven
with all other shares of the Company’s common stock then owned by such holder and its affiliates, would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended, and the rules thereunder) in excess of 4.99% of the then issued and outstanding shares of the Company’s common stock (the “Series J-A Warrant Exercise Restriction”), unless such holder gives notice to the Company of not less than sixty-one (61) days that such holder terminates the Series J-A Warrant Exercise Restriction. The conversion rights of the Series A Preferred, including the Series A Preferred underlying the Series J Warrant, are subject to similar restrictions.
Security Ownership of Certain Beneficial Owners and Management, page 36
5.	We note your disclosure on page 37 that W Capital Partners II, L.P. purchased your securities from entities affiliated with AIG Global Investment Corp. on January 16, 2008. Please reconcile this disclosure with your Form S-1 registration statement filed on March 31, 2008 which discloses on pages 13-14 that entities affiliated with AIG Global Investment Corp. owned these shares at the time you filed the registration statement.

Response:

The disclosures relating to entities affiliated with AIG Global Investment Corp. referred to in the Staff’s comment immediately above were inadvertently included in the Amendment No. 1 to Form S-1 Registration Statement filed on March 31, 2008, and has been revised in subsequent amendments to the Registration Statement.
Index to Consolidated Financial Statements, page F-1
6.	Please update the financial statements to comply with Rule 8-08 of Regulation S-X.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.
7.	Please refer to prior comment 22, 23 and 24. We note that several of your financial statements appear to have been restated due to the correction of errors. Please revise the filing to label all financial statements with corrected amounts as “restated” and to include the disclosures required by paragraph 26 of SFAS 154. Alternatively, please tell us why no such disclosure is required.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
June 13, 2008
Page Eight
Consolidated Balance Sheets, page F-4
8.	Please refer to prior comment 20. We note the revisions made to your disclosure on page F-8. However, it is still not clear to us the types of transactions that you recorded as deferred assets. Accordingly, please revise the filing to clearly indicate the nature of the transactions recorded within deferred interest and deferred consulting and to disclose the periods over which the deferred assets will be amortized.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.
Consolidated Statements of Operations, page F-5
9.	Please refer to prior comment 21. We note your revision to your statement of operations to separately identify the gain on extinguishment of debt and the revisions to your MD&A on page 32 discussing the transaction. However, we note no disclosure of this debt extinguishment in the footnotes to your financial statements. Please revise the notes to your financial statements to disclose all significant information about this transaction.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.
Note 2. Notes Payable, page F-10
10.	Please refer to prior comment 25. We note the revisions to your filing on page F-11 in response to our comment. We see that in consideration for the extinguishment of debt of $2.8 million, you issued preferred shares valued at approximately $3.2 million and also issued a warrant with a fair value of $240,000. However, you did not provide us with the previously requested references to the authoritative accounting literature which supports your accounting. Please explain for us how you concluded that no gain or loss on the extinguishment was appropriate and provide us with a discussion of the authoritative accounting literature which supports that position.

Response:

The prospectus has been revised to address the Staff’s comment immediately above.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
June 13, 2008
Page Nine
     Please contact the undersigned at (650) 813-5600 if you have any questions regarding the responses to the Letter.
Sincerely,
/s/ Francis Jose
Francis Jose

cc:	Marc C. Whyte, Chief Financial Officer, Chief Operating Officer and a Director of NovaRay Medical, Inc.